Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Rhythm Pharmaceuticals, Inc. for the registration of its common stock, preferred stock, debt securities warrants and/or units and to the incorporation by reference therein of our reports dated February 26, 2026, with respect to the consolidated financial statements of Rhythm Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Rhythm Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 26, 2026